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                              September 1, 2022

       Tyson Murdock
       Executive Vice President and Chief Financial Officer
       HealthEquity, Inc
       15 West Scenic Pointe Drive Suite 100
       Draper, Utah 84020

                                                        Re: HealthEquity, Inc
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 31,
2022
                                                            Form 10-Q for the
Interim Period Ending April 30, 2022
                                                            Filed June 8, 2022
                                                            File No. 001-36568

       Dear Mr. Murdock:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2022

       Management's Discussion of Financial Condition and Results of Operations Key financial and operating metrics
       Adjusted EBITDA, page 40

   1. You present your non-GAAP measure "adjusted EBITDA" as a percentage of revenue.
                                                        Please present on this
basis in your periodic filings with equal or greater prominence the comparable GAAP measure
to "adjusted EBITDA." Refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K.
 Tyson Murdock
FirstName LastNameTyson  Murdock
HealthEquity, Inc
Comapany 1,
September NameHealthEquity,
             2022           Inc
September
Page 2    1, 2022 Page 2
FirstName LastName
Key components of our results of operations
Operating expenses, page 42

2. You disclose technology and development operating expense include the costs of operating your on-demand technology infrastructure. Please explain to us your consideration of classifying these costs in cost of revenue as it appears you generate revenue from operating your platforms.
Liquidity and capital resources
Cash flows from operating activities, page 47

3. Your discussion of cash flows from operating activities appears to be a recitation of the items presented in your statement of cash flows of how the amount of operating cash flow was derived for each period. Your discussion also refers to noncash items that do not impact cash. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash materially changed between periods presented. This includes discussing material changes in underlying factors, particularly in regard to working capital, between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise the disclosure in your annual and interim period filings as appropriate.
Item 8. Financial Statements and Supplementary Data
Note 6. Intangible assets and goodwill, page 70

4. Please revise to present accumulated amortization for each major intangible asset class.
         Refer to ASC 350-30-50-2.a.1 for guidance.
Form 10-Q for the Interim Period Ending April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
17

5. We note the loss from operations in each three months ended period from the interim period ended July 31, 2021 to the current interim period. Please disclose the reason(s) for this apparent trend and provide other relevant trend information pursuant to Item 303 of
         Regulation S-K. Also refer to Release Nos. 33-6835 and 33-8350 for further guidance.
 Tyson Murdock
FirstName LastNameTyson  Murdock
HealthEquity, Inc
Comapany 1,
September NameHealthEquity,
             2022           Inc
September
Page 3    1, 2022 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services